Exhibit 7.1

Membership Unit Purchase Agreement by and between Glacial Lakes Energy, LLC and Fagen, Inc. dated December 5, 2008.

MEMBERSHIP UNIT PURCHASE AGREEMENT

This Membership Unit Purchase Agreement (this “Agreement”) is made and entered into effective December 4, 2008, by and between Glacial Lakes Energy, LLC, a South Dakota limited liability company located in Watertown, South Dakota (“Seller”), and Fagen, Inc., a Minnesota corporation located in Granite Falls, Minnesota (“Buyer”).

RECITALS

A.            Granite Falls Energy, LLC is a Minnesota limited liability company (“Granite Falls”).

B.            Granite Falls owns and operates a 50 million gallon per year fuel-grade ethanol plant in Granite Falls, Minnesota.

C.            Seller owns 6,500 Membership Units in Granite Falls (“Entire Membership Interest”).

D.            Seller desires to sell to Buyer and Buyer desires to purchase from Seller 2,000 of the Membership Units owned by Seller, on the terms and conditions provided herein.

NOW, THEREFORE, in consideration of the premises and mutual promises herein made, Seller and Buyer agree as follows:

1.             On the Closing Date, subject to the terms and conditions of this Agreement, and for the consideration specified below in Paragraph 2, Buyer will purchase from Seller, and Seller will sell, assign and transfer to Buyer, free and clear of any liens, claims, encumbrances, security interests, all of Seller’s right, title and interest in and to 2,000 Membership Units in Granite Falls (“Purchased Membership Units”), including without limitation all rights of Seller to receive monies and other property or assets due and to become due to Seller in respect of the Purchased Membership Units under Granite Falls’ Fifth Amended and Restated Operating Agreement dated August 12, 2004, and as amended (the “Operating Agreement”).

2.                                       As consideration for the sale, transfer and assignment of the Purchased Membership Units, Buyer agrees to pay to Seller a purchase price of One Thousand Dollars ($1,000.00) per Membership Unit, for an aggregate purchase price of Two Million Dollars and No Cents ($2,000,000.00) for the Purchased Membership Units.  The purchase price shall be paid to Seller upon execution of this Agreement by wire transfer.

3.                                       The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Fagen, Inc in Granite Falls, Minnesota, or such other location as the parties may agree, on the first business day (or such other date as Buyer and Seller may mutually determine) following the satisfaction or waiver of all conditions to the obligations of the parties to consummate the transactions contemplated hereby (other than conditions with respect to actions the respective parties will take at the Closing itself), but not later than seven months from the date of this Agreement (the “Closing Date”).

4.                                       At the Closing, (a) Seller will deliver to Buyer all necessary certificates, instruments, and documents to effect a transfer of the Purchased Membership Units to Buyer on the terms and conditions herein, including without limitation the certificates or other instruments representing the Purchased Membership Units, endorsed in blank or accompanied by duly executed assignment documents; (b) Buyer shall receive Membership Certificates representing the Purchased Membership Units duly issued and signed in accordance with the Operating Agreement and evidence that Buyer’s name and address and the transfer of the Purchased Membership Units are reflected in the records of Granite Falls effective as of the Closing Date; (c) Seller will apply the purchase price paid pursuant to paragraph 2 hereof as full and final payment of the purchase price by Buyer for the Purchased Membership Units; and (d) Seller and Buyer will exchange any further settlement funds required under the terms of this Agreement.  The sale and transfer of the Purchased Membership Units shall include all rights of Seller to receive monies and other property or assets due and to become due to Seller in respect of the Purchased Membership Units under Granite Falls’ Fifth Amended and Restated Operating Agreement, on and after the Closing Date.

5.                                       During the period from the date of this Agreement to the Closing Date, Seller and Buyer agree to the following additional adjustments to be paid on the Closing Date in addition to the purchase price:  If Granite Falls declares and pays a distribution on the Purchased Membership Units, Seller will pay Buyer the equivalent amount of the distribution received on the Purchased Membership Units.  Both Buyer and Seller agree that the foregoing payment shall be settled at the Closing or upon payment of the Termination Fee provided for in paragraph 6 hereof.  Buyer and Seller agree that there shall be no adjustment for any taxable income estimate for GFE fiscal year 2009 with respect to the Purchased Membership Units, unless Buyer and Seller mutually agree in good faith that the expected taxable income with respect to such Purchased Membership Interest for FY 2009 to be allocated Seller will exceed $250,000, in which case Seller and Buyer will agree upon a payment to Seller that will approximate Seller’s tax liability on such allocation, provided there is a reasonable expectation that Granite Falls will declare and pay a distribution on the Purchased Membership Units in FY2009, and provided further that such payment amount to Seller would be subject to adjustment downward if such expected distribution amount per unit was less than the amount of tax liability on such taxable income allocation.  The payment to Seller under the immediately foregoing provision is only due and payable if Seller and Buyer reach Closing on the sale and purchase of the Purchased Membership Units hereunder (and is not payable as a Termination Fee adjustment), and in such case shall be an adjustment payment to Seller on the Closing Date.

6.                                       The Closing is subject to the following conditions: (a) Approval of the transfer by GFE’s Board of Governors and (b) Seller’s right to complete a sale of its Entire Membership Interest in Granite Falls to a third party within seven months of the date of this Agreement.  Seller does not have the right to terminate this purchase agreement, other than if it completes a sale of its Entire Membership Interest within the seven month period.  Seller does have the right however to waive this condition at any time and immediately proceed to Closing with Buyer, subject to remaining conditions and terms hereunder.  If Seller enters into an agreement to sell its Entire Membership Interest, Seller will notify Buyer promptly.  Upon closing of the sale of its

Entire Membership Interest within this seven month period, (a) this Agreement will terminate automatically; (b) Seller shall immediately return the purchase price paid by Buyer under paragraph two hereof to Buyer in immediately available funds or by wire transfer; and (c) Seller shall pay to Buyer in immediately available funds or by wire transfer a termination fee (the “Termination Fee”) equal to (i) the amount by which the per unit purchase price on the sale of the Entire Membership Interest exceeds the $1,000 purchase price hereunder, multiplied by 2,000 (the number of the Purchased Membership Units) plus the distribution payment adjustment provided for in paragraph 5 hereof.

7.                                       The obligation of Buyer to purchase the Purchased Membership Units and consummate the transactions to be performed by it at Closing is subject to satisfaction of the following conditions:

a)              The Purchased Membership Units must be transferred free and clear of any liens, claims, encumbrances, security interests, and Seller will provide Buyer with all necessary and appropriate documentation to that effect at Closing.

b)             The Board of Governors of Granite Falls has approved the transfer of the Purchased Membership Units to Buyer and consented in writing thereto, has admitted Buyer as a Member of Granite Falls, and the transfer otherwise constitutes a “permitted transfer” or “recognized transfer” under the Operating Agreement.

c)              Granite Falls recognizes the transfer of the Purchased Membership Units on its books and records as of the Closing Date.

Buyer may waive any condition specified in this paragraph 7 if it executes a writing so stating at or prior to Closing.  If Buyer does not waive such condition and any condition specified in this paragraph 7 is not satisfied prior to the latest Closing Date allowed under this Agreement, then Buyer may terminate this Agreement upon five days’ written notice to Seller, and, upon such termination, Seller shall (a) immediately return the purchase price paid by Buyer under paragraph two hereof to Buyer in immediately available funds or by wire transfer; and (b) Seller shall pay to Buyer in immediately available funds or by wire transfer the Termination Fee.

8.                                       Seller represents and warrants to Buyer, as of the date of this Agreement and as of the Closing Date, that:

a)              Seller holds of record and is the sole owner of the Purchased Membership Units.

b)             The Purchased Membership Units are fully-paid, non-assessable Units in Granite Falls, representing a membership interest in Granite Falls, and Seller has good and marketable title to the Purchased Membership Units.

c)              Seller has full power and authority to execute and deliver this Agreement and to perform his obligations hereunder, subject to the requirement of Seller’s lenders to release their security interest in the Purchased Membership Units at Closing..

d)             Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby conflicts with, will result in a breach of, or constitutes a default under (upon the giving of notice or lapse of time or both), any agreement, contract, lease, license, instrument or other arrangement to which Seller is a party or by which Seller is bound or to which the Purchased Membership Units are subject, other than the requirement of Seller’s lenders to release their security interest in the Purchased Membership Units at Closing.

e)              Other than its ordinary obligations as a Member under the Operating Agreement, Seller has no obligations or liabilities owed to Granite Falls or any other person with respect to the Purchased Membership Units or the transaction contemplated by this Agreement for which Buyer would or will become responsible following the effective date of the transfer of the Purchased Membership Units.

9.               Buyer represents and warrants to Seller, as of the date of this Agreement and as of the Closing Date, that:

a)              Buyer has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

b)             Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby conflicts with, will result in a breach of, or constitutes a default under (upon the giving of notice or lapse of time or both), any agreement, contract, lease, license, instrument or other arrangement to which Buyer is a party or by which Buyer is bound.

10.                                 Seller and Buyer each will use its best efforts to cause the conditions specified in this Agreement to be satisfied in a timely manner.  Seller and Buyer agree to cooperate at all times with respect to this Agreement, and to execute any such deeds, instruments, assignments, or other documents reasonably required to give effect to or to evidence the transactions contemplated hereby.  Seller and Buyer acknowledge that each may be required to file a Schedule 13 with the SEC relating to GFE and this Agreement.

11.                                 The terms and conditions of this Agreement, including all representations and warranties made herein, shall survive the Closing.  This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors and assigns.  This Agreement shall be governed by the laws of the State of Minnesota, without giving effect to its choice of law or conflict of laws provisions.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same agreement binding on each of the parties hereto.  Signatures that have been affixed and transmitted by facsimile shall be binding to the same extent as an original and may be treated as the executed original thereof.

12.                                 Seller agrees to indemnify, defend and hold Buyer harmless from and against all liabilities, obligations, claims, damages, causes of action, and costs and expenses including attorneys fees that are caused by, attributable to, result from or arise out of Seller’s breach of any provision, representation or warranty of this Agreement.  Buyer agrees to indemnify, defend and hold Seller harmless from and against all liabilities, obligations, claims, damages, causes of action, and costs and expenses including attorneys fees that are caused by, attributable to, result from or arise out of Buyer’s breach of any provision, representation or warranty of this Agreement.  Seller agrees to deliver its certificate for the Entire Membership Interest to Buyer within one (1) business day of the execution of this Agreement, to evidence and secure Seller’s obligations and good-faith dealings under this Agreement.

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IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date first set forth above.

SELLER:		BUYER:

GLACIAL LAKES ENERGY, LLC		FAGEN, INC.

By:	/s/ James A. Seurer	By:	/s/ Diane Fagen
Its:	Acting CEO/CFO	Its:	Sec/Treasurer